March 23, 2007

MAIL STOP 3561

<u>via U.S. mail and facsimile</u>

Peter Forst, President
First Corporation
254-16 Midlake Blvd. SE
Calgary, AB T2X 2X7

RE: First Corporation
Form SB-2, Amendment 10, filed February 27, 2007
File No.: 333-122094

Dear Mr. Forst:

We have the following comments on your filing. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Summary</u>

1. Please explain the statement that "as of December 31, <u>2007</u> we have expended no funds on exploration."

2. Also, explain the statement on page 5 that you plan to expend at least $50,000 on your claims in 2006 and early 2007 in light of the disclosure that appears to indicate you have not expended any funds on exploration.

Risk Factors, page 10

3. Please update the first risk factor to reflect recent financial information.

Use of proceeds, page 10

Table 1- 100% of offering sold

Security Ownership of Certain Beneficial Owners and Management, page 27

4. We reissue comment four from our letter dated February 16, 2007. Disclose the exemption relied upon in the resale of these securities from Mr. Forst to Mr. Larsen and the facts supporting reliance upon the exemption. Explain how the resales complied with Rule 144 or why Rule 144 did not apply to these transactions. Consider whether the section 4(1 ½) exemption was available. The references to Section 4(2) are not available since the exemption relates solely to offerings by the company.

Description of Business, page 32

5. In the second paragraph of this section, disclose, for each of Mr. Larson and Ms. Cousineau, whether there is a written agreement to advance the sum of $20,000 on May 1, 2007. File as exhibits any written agreements in this regard. Disclose the material terms of the agreement and clarify whether they are legally obligated to provide such funding. We may have further comment.

6. In the second paragraph of this section, name the geological consultants who have informed you that they will commence work on or before May 15, 2007. File as exhibits any written agreements in this regard.

7. In the second paragraph of this section, disclose whether there are written agreements regarding an advance of $12,800 Canadian dollars to the government of Ontario by Mr. Larson and Ms. Cousineau if weather or other factors delay the work.   File as exhibits any written agreements in this regard. Also, clarify whether the two will advance the $12,800 to the government if they have already advanced $5,000 for the GPS survey and $17,000 for initial mapping and sampling.

8. In the second paragraph of this section, explain how you plan to satisfy the minimum exploration requirement between May 15, 2007 and May 21, 2007.

9. We reissue comment seven from our letter dated February 16, 2007. Clarify whether or not you will limit yourself to "mineral exploration" if you decide to seek other business opportunities. If not, please disclose the other kinds of business opportunities you will

seek. Explain the reference to "oil and gas" exploration. Will that be the focus or will you be open to any business opportunities? You currently only state that it is likely you would seek another mineral exploration property. We may have further comment.

Summary Compensation Table, page 47

10. Explain why your table shows compensation through August 31, 2006 instead of September 30, 2006, the date of the end of the company's last fiscal year.

Part II. Recent Sales of Unregistered Securities, page 67

11. Clarify the references to sophistication and analyze the sophistication of the investors, as set forth in Regulation D. We may have further comment.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Raj Rajan at 202-551-3388 if you have questions regarding comments on the financial statements and related matters. Please contact Susann Reilly at (202) 551-3236 with other questions.

Sincerely,

John Reynolds
Assistant Director
Office of Emerging Growth Companies

cc: Joseph Emas
        By facsimile to 305-531-1274